Exhibit 3.1

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(PURSUANT TO NRS 78.385 AND 78.390 - AFTER ISSUANCE OF STOCK)

1. Name of corporation: TapImmune Inc.

2. The articles have been amended as follows (provide article numbers, if available):

3: The number of authorized shares with a par value of $0.001 per share is 150,000,000 common shares and 5,000,000 preferred shares.

3. The vote by which the shareholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:   55.6%

4. Effective date of filing (optional): 2/22/10

5. Officer Signature (required): /s/ Denis Corin